JONES WALKER LETTERLEAD

Via email: lind@sec.gov

Christian Windsor, Esq.
David Lin, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	The First Bancshares, Inc.; Preliminary Proxy Statement on Schedule 14A
Filed April 12, 2013; File No. 000-22507

Dear Mr. Windsor:

Amendment No. 1 to the PRE 14A for The First Bancshares, Inc. (the “Company”) is being filed today through the EDGAR filing system. Amendment No. 1 is submitted in response to the SEC's comment letter dated April 22, 2013.  For your convenience, enclosed are two paper copies of Amendment No. 1 to the PRE 14A (without exhibits), and two marked copies of Amendment No. 1 to the PRE 14A (without exhibits).

The Company's responses below are keyed to the Comment Letter.

Preliminary Proxy Statement on Schedule 14A

Proposal 4 – Approval of the Issuance of Shares of Common Stock . . .

1.           Because this proxy statement relates to the the Company’s Annual Meeting of Shareholders, it will be accompanied by the Company’s Annual Report to Shareholders which includes full financial information with respect to the Company.  In addition, the financial statements of the Company, including supplementary financial information and Audited Consolidated Financial Statements (including Notes thereto), are specifically incorporated by reference in the proxy statement from Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures About Market Risk, for the fiscal year ended December 31, 2012, are also incorporated by reference from Items 7 and 7A of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

With respect to financial statements of businesses to be acquired under Rule 3-05 of Regulation S-X, we have been advised that neither First National Bank of Baldwin County nor its parent company First Baldwin Bancshares, Inc. is in possession of year-end audited financial statements at this time, as First Baldwin Bancshares, Inc. filed for a Chapter 11 Plan of Reorganization with the United States Bankruptcy Court for the Southern District of Alabama (the “Bankruptcy Court”) on February 21, 2013.  Also, on April 23, 2013 the Bankruptcy Court approved the acquisition of all the voting stock of First National Bank of Baldwin County by the Company.  We believe that the pre-bankruptcy financial statements of First National Bank of Baldwin County as a business to be acquired would not present material financial information, and could be confusing under these facts and circumstances, particularly since the entity will have been reorganized through bankruptcy as a subsidiary of the Company at the time of the mailing of the proxy statement.  In our view, the material financial information regarding such a transaction is presented in pro forma financial information reflecting the actual impact of the as-completed acquisition expected to close on April 29, 2013, which we have included as Appendix A to the revised proxy statement in response to your comments.

2.           We are revising the proxy statement to include additional information regarding the acquisition of First National Bank of Baldwin County pursuant to Item 14 of Schedule 14A.  As noted above, on April 23, 2013, the Bankruptcy Court confirmed the Chapter 11 Plan of Reorganization for First Baldwin Bancshares, Inc. pursuant to which First Baldwin Bancshares, Inc. has agreed to sell all of the voting stock of it subsidiary, First National Bank of Baldwin County, under an Acquisition Agreement dated January 31, 2013, as amended.   Accordingly, the Company expects to close on its acquisition of all of the voting stock of First National Bank of Baldwin County on April 29, 2013, at which time First National Bank of Baldwin County will become a wholly-owned subsidiary of the Company and will subsequently be merged with and into the Company’s bank subsidiary, The First, A National Banking Association.  Pro forma financial information has been included in the proxy statement to reflect this acquisition.

In addition, Amendment No. 1 contains certain additional changes with respect to the anticipated mail date.  Pursuant to your comment letter, we are also including herewith a statement from the Company in responding to your comments.  Please contact me if you have questions or need additional information.
Sincerely,

J. Andrew Gipson